Exhibit 99.1

Intchains Group Limited Reports Fourth Quarter and Full Year 2022 Unaudited Financial Results

SHANGHAI, China, April 18, 2023 /PRNewswire/ — Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), a provider of integrated solutions consisting of high-performance computing ASIC chips and ancillary software and hardware for blockchain applications, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Operating and Financial Highlights

•	Sales volume of ASIC chips was 666,420 units for the three months ended December 31, 2022, representing a decrease of 74.5% from 2,615,828 units for the same period of 2021.

•	Revenue was RMB33.7 million (US$4.9 million) for the three months ended December 31, 2022, representing a decrease of 88.8% from RMB301.5 million for the same period of 2021.

•	Net income was RMB12.7 million (US$1.8 million) for the three months ended December 31, 2022, representing a decrease of 93.6% from RMB198.6 million for the same period of 2021.

Full Year 2022 Operating and Financial Highlights

•	Sales volume of ASIC chips was 3,235,235 units for the year ended December 31, 2022, representing a year-over-year decrease of 36.7% from 5,107,153 units for 2021.

•	Revenue was RMB473.7 million (US$68.7 million) for the year ended December 31, 2022, representing a year-over-year decrease of 25.0% from RMB 631.8 million for 2021.

•	Net income was RMB355.2 million (US$51.5 million) for the year ended December 31, 2022, representing a year-over-year decrease of 21.1% from RMB450.1 million for 2021.

Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer, commented, “In the fourth quarter of 2022, our performance was adversely affected by the significant price decline of cryptocurrencies, which led to a decreased market demand for our products, in particular, ASIC chips, as we expected. As a result, we lowered the price of our products to address business-critical headwinds in the fourth quarter of 2022 in response to tough market conditions, which resulted in a decrease in product gross margin from 85% for the first three quarters of 2022 to 41% for the fourth quarter of 2022. Although our overall performance in the fourth quarter of 2022 was not as good as the same period of 2021, we still achieved profitability, which was in line with the management’s expectations for the fourth quarter of 2022. From our operating perspective, our workforce increased from 94 to 101 in the fourth quarter of 2022, including ten new dedicated research and development (R&D) employees. The expansion of our R&D team further enhanced our R&D capabilities, especially for the development of ‘Xihe’ Platform and ‘Wangshu’ Platform, and will help us better prepare for when the market recovers from its current decline. Despite the challenging environment in 2022, we achieved sales revenue of RMB473.7 million in 2022, with a gross margin of 82%, which is comparable to that in 2021. Our net income was RMB355.2 million for 2022.”

Mr. Ding continued, “The management anticipates a stable financial condition and continued profitability for the first quarter of 2023. We started to expand our business in Singapore. In March 2023, we completed our initial public offering (“IPO”) of 1,114,516 American depositary shares (“ADSs”), after underwriters partially exercised over-allotment option to purchase additional ADSs. The proceeds from the IPO will be used for the continued development of new products on ‘Xihe’ Platform and ‘Wangshu’ Platform, as well as the expansion of our business in Singapore. Looking ahead, we are confident that while we may still encounter certain near-term macroeconomic uncertainties, the long-term opportunities in global markets remain abundant. We will continue to invest in research and development of new products and business expansion, seizing market opportunities and striving to create long-term value for our shareholders.”

Fourth Quarter 2022 Financial Results

Revenue

Revenue decreased by 88.8% to RMB33.7 million (US$4.9 million) in the three months ended December 31, 2022, from RMB301.5 million in the three months ended December 31, 2021. Such decrease was primarily attributable to the continued broad decline of cryptocurrency market, which caused the decrease in the sales volume and average selling price of our ASIC chips that were primarily used in cryptocurrency mining machines.

Cost of Revenue

Cost of revenue decreased by 69.9% to RMB20.0 million (US$2.9 million) in the three months ended December 31, 2022, from RMB66.4 million in the three months ended December 31, 2021, which was in line with the decrease in the sales volume of our ASIC chips.

Operating Expenses

Total operating expenses decreased by 66.4% to RMB12.7 million (US$1.8 million) in the three months ended December 31, 2022, from RMB37.9 million in the three months ended December 31, 2021, primarily due to a decrease in research and development expenses for the design of ASIC chips.

•

Research and development expenses decreased by 64.1% to RMB10.0 million (US$1.4 million) in the three months ended December 31, 2022, from RMB27.7 million in the three months ended December 31, 2021, primarily due to the reduction in direct materials and tape-out expenses in connection with our research and development projects.

•	Sales and marketing expenses decreased by 6.8% to RMB1.1 million (US$0.2 million) in the three months ended December 31, 2022, from RMB1.2 million in the three months ended December 31, 2021.

•

General and administrative expenses decreased by 81.2% to RMB1.7 million (US$0.2 million) in the three months ended December 31, 2022, from RMB9.0 million in the three months ended December 31, 2021, primarily due to a decrease in taxes surcharges and professional expenses.

Interest Income

Interest income increased by 153.2% to RMB3.5 million (US$0.5 million) in the three months ended December 31, 2022, from RMB1.4 million in the three months ended December 31, 2021, primarily due to an increase in our cash balances.

Other Income

Our other income increased by 4,697.7% to RMB10.6 million (US$1.5 million) in the three months ended December 31, 2022, from RMB0.2 million in the three months ended December 31, 2021, primarily due to an increase in government grants we received from local government. Such government grants were granted to us to support qualified projects of IC industry with no repayment obligations.

Net Income

As a result of the foregoing, net income decreased by 93.6% to RMB12.7 million (US$1.8 million) in the three months ended December 31, 2022, from RMB198.6 million in the three months ended December 31, 2021.

Basic and Diluted Net Earnings Per Ordinary Share

Basic and diluted net earnings per ordinary share decreased by 94.4% from RMB1.92 in the three months ended December 31, 2021 to RMB0.11 (US$0.02) in the three months ended December 31, 2022. Each ADS represents two of the Company’s class A ordinary shares.

Full Year 2022 Financial Results

Revenue

Revenue decreased by 25.0% to RMB473.7 million (US$68.7 million) in 2022, from RMB631.8 million in 2021, primarily due to the decrease in the sales volume of our ASIC chips, which was in line with the broad decline of cryptocurrency market in 2022.

Cost of Revenues

Cost of revenue decreased by 23.6% to RMB87.0 million (US$12.6 million) in 2022, from RMB114.0 million in 2021, primarily due to the decrease in the sales volume of our ASIC chips.

Operating Expenses

Operating expenses decreased by 9.3% to RMB 64.0 million (US$ 9.3 million) in 2022, from RMB70.6 million in 2021, primarily due to the decrease in research and development expenses for the design of ASIC chips.

•

Research and development expenses decreased by 9.0% to RMB48.4 million (US$7.0 million) in 2022, from RMB53.2 million in 2021, primarily due to the reduction in direct materials and tape-out expenses in connection with our research and development projects, which was partially offset by the increased staff cost of research and development personnel. Our research and development expenses as a percentage of our revenue was 10.2% in 2022 as compared with 8.4% in 2021.

•

Sales and marketing expenses increased by 35.4% to RMB4.1 million (US$0.6 million) in 2022, from RMB3.0 million in 2021, primarily due to the increase in staff cost of sales and marketing personnel. Our sales and marketing expenses as a percentage of our revenue was 0.9% in 2022 as compared with 0.5% in 2021.

•

General and administrative expenses decreased by 19.8% to RMB11.6 million (US$1.7 million) in 2022, from RMB14.4 million in 2021, primarily due to the decrease in taxes surcharges and professional expenses. Our general and administrative expenses as a percentage of our revenue was 2.4% in 2022 as compared with 2.3% in 2021.

Interest Income

Interest income increased to RMB11.1 million (US$1.6 million) in 2022, from RMB2.5 million in 2021, primarily due to an increase in our cash balances.

Foreign Exchange (Loss)/ Gains, Net

Foreign exchange gains, net was RMB3.5 million (US$0.5 million) in 2022, compared with foreign exchange loss, net of RMB0.2 million in 2021, as a result of the exchange rate fluctuation between RMB and U.S. dollars as we make prepayment to our foundry partner in U.S. dollars.

Other Income

Other income increased to RMB29.8 million (US$4.3 million) in 2022, from RMB0.7 million in 2021, primarily due to the increase in government grants we received from local government. Such government grants were granted to us to support qualified projects of IC industry with no repayment obligations.

Net Income

As a result of the foregoing, net income decreased by 21.1% to RMB355.2 million (US$51.5 million) in 2022 from RMB450.1 million in 2021.

Basic and Diluted Net Earnings Per Ordinary Share

Basic and diluted net earnings per ordinary share decreased by 32.3% from RMB4.46 for the year ended December 31, 2021 to RMB3.02 (US$0.44) for the year ended December 31, 2022. Each ADS represents two of the Company’s class A ordinary shares.

Recent Developments

In March 2023, the Company completed its IPO on the Nasdaq Capital Market. In the offering, 1,000,000 ADSs, representing 2,000,000 Class A ordinary shares, were issued and sold to the public at a price of US$8.00 per ADS. In addition, the underwriters of the Company’s IPO have exercised their over-allotment option to purchase additional 114,516 ADSs. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled US$8.9 million, before deducting underwriting discounts and commission, and other related expenses. The ADSs began trading on March 16, 2023, U.S. Eastern time, on the Nasdaq Capital Market under the symbol “ICG.”

Business Outlook

For the first quarter of 2023, the Company expects sales volume to be approximately 490,000 units and revenue to be approximately RMB26.0 million (US$3.8 million), considering the challenging market conditions across the industry. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call to discuss its at 9:00 P.M. U.S. Eastern Time on April 18, 2023 (9:00 A.M. Beijing Time on the April 19, 2023) to discuss the financial results. Details for the conference call are as follows:

Date:	April 18, 2023
Time:	9:00 pm U.S. Eastern Time
International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Conference ID	Intchains Group Limited
Date:	April 18, 2023
Time:	9:00 pm U.S. Eastern Time

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until April 25, 2023. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No.4872097.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://intchains.com/.

About Intchains Group Limited

Intchains Group Limited is a provider of integrated solutions consisting of high-performance ASIC chips and ancillary software and hardware for blockchain applications. The Company utilizes a fabless business model and specializes in the front-end and back-end of IC design, which are the major components of the IC product development chain. The Company has established strong supply chain management with a leading foundry, which helps to ensure its product quality and stable production output. The Company’s products consist of high-performance ASIC chips that have high computing power and superior power efficiency as well as ancillary software and hardware, which cater to the evolving needs of the blockchain industry. The Company has built a proprietary technology platform named “Xihe” Platform, which allows the Company to develop a wide range of ASIC chips with high efficiency and scalability. For more information, please visit the Company’s website at: https://intchains.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Intchains Group Limited

Email: ir@intchains.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	502,420	712,231	103,264
Inventories, net	66,818	77,782	11,277
Prepayments and other current assets	38,124	41,968	6,085

Total current assets	607,362	831,981	120,626

Non-current assets:
Property, equipment, and software, net	1,623	6,965	1,009
Right-of-use assets	2,275	1,329	193
Prepayments on long-term assets	—	112,856	16,362
Total non-current assets	3,898	121,150	17,564

Total assets	611,260	953,131	138,190

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	6,583	2,903	420
Contract liabilities	3,002	6	1
Income tax payable	—	2,239	325
Lease liabilities	934	972	141
Provision for warranty	463	223	32
Accrued liabilities and other current liabilities	20,615	12,855	1,863

Total current liabilities	31,597	19,198	2,782

Non-current liabilities:
Deferred tax liabilities	—	42	6
Lease liabilities	1,267	294	43
Total non-current liabilities	1,267	336	49

Total liabilities	32,864	19,534	2,831

Shareholders’ equity
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 117,647,000 shares issued and outstanding as of both December 31, 2021 and 2022)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	144,577	144,577	20,962
Statutory reserve	43,674	47,478	6,884
Retained earnings	390,145	741,542	107,513

Total equity	578,396	933,597	135,359

Total liabilities and shareholders’ equity	611,260	953,131	138,190

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Three Months ended December 31,
	2021	2022
	RMB	RMB	US$
Products revenue	301,507	33,664	4,881
Cost of revenue	(66,408)	(19,991)	(2,898)

Gross profit	235,099	13,673	1,983

Operating expenses:
Research and development expenses	(27,737)	(9,958)	(1,443)
Sales and marketing expenses	(1,160)	(1,081)	(157)
General and administrative expenses	(8,999)	(1,690)	(245)

Total operating expenses	(37,896)	(12,729)	(1,845)

(Loss) Income from operations
Interest income	1,372	3,474	504
Interest expense and guarantee fee	(99)	(15)	(2)
Foreign exchange (loss)/gains, net	(143)	(72)	(10)
Other income	221	10,603	1,537

Income before income tax expenses	198,554	14,934	2,167
Income tax expense	—	(2,281)	(331)

Net income and total comprehensive income	198,554	12,653	1,836

Weighted average number of shares used in per share calculation:
— Basic and diluted	103,452,674	117,647,000	117,647,000
Net earnings per share
— Basic and diluted	1.92	0.11	0.02

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Year ended December 31,
	2021	2022
	RMB	RMB	US$
Products revenue	631,838	473,740	68,685
Cost of revenue	(113,955)	(87,021)	(12,617)

Gross profit	517,883	386,719	56,068

Operating expenses:
Research and development expenses	(53,153)	(48,387)	(7,015)
Sales and marketing expenses	(3,006)	(4,070)	(590)
General and administrative expenses	(14,403)	(11,557)	(1,676)

Total operating expenses	(70,562)	(64,014)	(9,281)

(Loss) Income from operations
Interest income	2,518	11,132	1,614
Interest expense and guarantee fee	(197)	(73)	(11)
Foreign exchange (loss)/gains, net	(238)	3,494	507
Other income	740	29,799	4,320

Income before income tax expenses	450,144	367,057	53,217
Income tax expense	—	(11,856)	(1,719)

Net income and total comprehensive income	450,144	355,201	51,498

Weighted average number of shares used in per share calculation:
— Basic and diluted	100,870,300	117,647,000	117,647,000
Net earnings per share
— Basic and diluted	4.46	3.02	0.44